Mail Stop 3561

								December 22, 2005


Via U.S. Mail

Joseph Valenzano
President, Chief Executive Officer and Director
EP Global Communications, Inc.
c/o Exceptional Parent Magazine,
551 Main Street
Johnstown, Pennsylvania 15901

Re: 	EP Global Communications, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed on December 5, 2005
	File No. 333-129153

Dear Mr. Valenzano,

      We have reviewed your responses to the comments in our letter dated November 18, 2005 and have the following additional comments.

General

1. We note your response to our prior comment 1. Please confirm that the only changes made to the Purchase Agreement were related to correcting the inconsistencies between the Purchase Agreement and the
Registration Rights Agreement and that no material changes were made to the terms of the agreement.

2. The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date of the registration statement.

3. Provide a currently dated consent from the independent public accountants in the amendment.

Calculation of Registration Fee

4. In note 6 to your interim financial statements, you state that 82,266,667 is the maximum number of shares that are required to be issued upon conversion. However, footnote 3 within the calculation states that if you converted the shares you would have to issue 103,333,333 shares. Please reconcile these statements and revise your description of the financing throughout to disclose whether there is a maximum number of shares issuable under this financing and to disclose why you are registering a total of 206,666,666 shares related to the
Purchase Agreement if the maximum number of shares you would be required to issue under this agreement is only 82,266,667.

Management`s Discussion and Analysis or Plan of Operations, page 9

5. We note your decision to outsource circulation management.
Please
describe the financial impact of this decision, if material to your business.

6. We note your response to prior comment 7 of our letter dated November 18, 2005 and your discussion of revenue-generating activities on pages 11-12. Please revise this section to disclose the amount of revenues generated by each sales activity. You have currently provided this disclosure only for your Disability Awareness Night Programs.

Plan of Operation, page 9

7. We note your response to our prior comment #9. However, we believe you should further clarify your disclosures on page 11 with respect to the pending appropriations request. In this regard, we note the discussion on page 17, which states your belief that you will receive a contract from the US Army, the initial funding of which would be provided by an appropriations request that has been submitted on your behalf. Your current disclosure on page 11 implies that you would receive the $1,000,000 in funding by stating that you submitted the appropriations request. Also, your revised disclosures should state that no assurance can be given that you will receive a contract from the US Army, and should discuss the expected costs related to such contract in the event it is awarded to you.

EP Library, page 12

8. Please discuss the process by which you have grown your library.
Has your entire library, including videos and tapes, been developed solely through the educational editorial series published in EP
Magazine or have you also purchased the rights to books, videos or tapes from third-parties?

Liquidity and Capital Resources, page 13

9. Supplementally tell us how you accounted for the $50,000 grant announced in 2004 that you expect to collect in 2005. Also, if you expect to receive additional grants in the future, consider the need to add an accounting policy to your financial statements with respect to your accounting for these grants.

10.
Please revise your disclosure, where appropriate, to disclose that you are subject to liquidated damages due to your failure to file a proxy or information statement prior to October 21, 2005. Please discuss in the registration statement the impact that this failure may have on your obligations under the financing documents.

Sales, page 15

11. You have revised this section to disclose the dollar amount by which sales increased over a comparable period in the prior year. However, you have not provided the aggregate sales figures for the relevant periods or the percentage increase over the prior period. Please provide this additional information, as well as a detailed discussion of the reasons for these changes, so that the dollar increase is put in appropriate context for investors. Please make similar revisions to your disclosure throughout your "Results of Operations."

Operating Expenses Including Cost of Sales, page 15

12. It is unclear what information you are trying to convey in your chart and how that information fits with the disclosure in the paragraph that immediately precedes it. Again, we encourage you to provide aggregate dollar amounts and percentage increase or decrease for each category of information provided. For the sake of clarity you may wish to discuss each operating expense separately rather than together.

Sales, page 16

13. If material, please file the joint venture agreement with the Child Neurology Foundation. Additionally, we note that you have recently, or will, enter into several other agreements, including your agreement with ProCirc Inc., and potential agreements with Vemics, Inc. and a dental publisher. Ensure that any of these agreements that are material to your business for purposes of Item 601(b)(10) of Regulation S-B are filed as exhibits to the registration statement or incorporated by reference from other filings.

Costs and Expenses, page 17

14. Please revise to discuss the production costs related to your seminars, magazines, books and videos.

About Us, page 20

15. While we note the changes you have made in response to comment
15
of our letter dated November 18, 2005, please review your filing to remove additional marketing terms included in your revised disclosure.
For example, we note your disclosure on page 1 indicating that you have "quality" editorial content submitted by "thought and opinion leaders in their respective fields," including a "world renowned" educator. Additionally, please supplementally substantiate the claim on page 20 that your company`s publication is endorsed by "leading medical societies and lay organizations."

Selling Stockholders, page 36

16. Please clarify your discussion of the selling stockholders` future obligation to purchase notes. The meaning of the parentheticals in the first two paragraphs of this section (and on page 44) is unclear.

Financial Statements

Note 6- Financing, page 61

17. Please provide us with your EITF 00-19 and 00-27 analysis. Further, in your analysis, please specifically address the fact that, since the conversion price is based on the lesser of $.12 or the average of the lowest 3 intraday process during trading days immediately prior to the conversion date discounted by 40%, you would not have sufficient authorized shares upon conversion of the debt should the stock price drop dramatically. Therefore, it appears that settlement with shares is not within your control and liability classification is required. For guidance, see paragraphs 19 through
24 of SFAS 00-19.

18. By reference to the financing agreement filed as an exhibit, it is not clear to us whether there is a maximum number of shares to be issued. As such, please tell us how you arrived at the maximum number of shares to be issued.

19. In the description of your most recent financing, include the basic terms of the callable secured convertible notes, such as the interest rate and maturity date, as well as the circumstances under which the notes are callable by the Company. Make similar revisions throughout the document as applicable.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3454 with any other questions.

      Sincerely,


      Sara D. Kalin
      Branch Chief-Legal
Mr. Joseph Valenzano
EP Global Communications, Inc.
December 22, 2005
Page 1